                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004
                                            ----------

                         Commission File Number: 1-12158
                                                 -------

                 Sinopec Shanghai Petrochemical Company Limited
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai
                           People's Republic of China
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F        X         Form 40-F
                            ----------------            ---------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------------


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - Not Applicable
                                     --------------

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

                                                                            Page
                                                                            ----

First quarterly report of 2004 dated April 27, 2004                            4

Board resolution dated April 27, 2004                                         14

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED



Date:  April 28, 2004           By:      /s/Lu Yipin
                                         -----------
                                         Name:  Lu Yipin
                                         Title: Chairman

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                 [COMPANY LOGO]

                 Sinopec Shanghai Petrochemical Company Limited

                            [COMPANY NAME IN CHINESE]

 (A joint stock limited company incorporated in the People's Republic of China)

                                (Stock Code: 338)

                           2004 First Quarterly Report

This report is published simultaneously in Hong Kong and Shanghai on 28 April 2004. This quarterly report is prepared in accordance with the China Securities Regulatory Commission regulations on Disclosure of Information in Quarterly Reports for Listed Companies. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Rules and Regulations. These quarterly financial statements are unaudited. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

This announcement is made pursuant to the disclosure obligation under Paragraph
13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") hereby presents the first quarterly results of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2004.

1    IMPORTANT INFORMATION

1.1 The Board of Directors of the Company and its directors collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report and confirm that the report does not contain any false or misleading information, or has any material omissions.

1.2 The financial statements contained in this quarterly report have not been audited.

1.3 Mr. Lu Yiping, Chairman of the Company, Mr. Rong Guangdao, Director & President of the Company, Mr. Han Zhihao, Chief Financial Officer of the Company and Mr. Hua Xin, Finance Manager of the Finance Department of the Company make representation in respect of the authenticity and completeness of the financial statements contained in this quarterly report.

2        BASIC INFORMATION OF THE COMPANY

2.1      Basic information

                                       A shares         H shares            ADS
       Stock abbreviation              [Chinese         [Chinese
                                       characters]      characters]         SHI
       Stock code                      600688           338
       Stock Exchange of Listing       Shanghai         The Stock           New York Stock Exchange
                                       Stock            Exchange of
                                       Exchange         Hong Kong
                                                        Limited

                                       Company Secretary                    Securities Representative
       Name                            Zhang Jingming                       Tang Weizhong
       Address                         48 Jinyi Road, Jinshan District,     48 Jinyi Road, Jinshan
                                       Shanghai                             District, Shanghai
       Telephone                       86-21-57943143                       86-21-57943143
       Fax                             86-21-57940050                       86-21-57940050
       E-mail                          spc@spc.com.cn                       tom@spc.com.cn

2.2      Financial information

      (Prepared under the People's Republic of China ("PRC") Accounting Rules and Regulations)

2.2.1    Major accounting data and financial indicators

                                                                As at the end of the
                                          As at the end of the    previous financial         Increase/
                                              reporting period                  year    (decrease) (%)
       Total assets (RMB'000)                       29,115,361            27,580,828              5.56
       Shareholders' equity (excluding
       minority interests) (RMB'000)                16,243,376            15,507,016              4.75
       Net assets value per share (RMB)                  2.256                 2.154              4.74
       Adjusted net assets value per
       share (RMB)                                       2.253                 2.149              4.84

                                                                 From the beginning
                                                                   of the financial
                                                                  year to the end of          Increase
                                          The reporting period  the reporting period    (decrease) (%)
       Net cash flow from operating                                                         Outflow to
       activities (RMB'000)                                                                  inflow by
                                                                                           increase of
                                                       460,851               460,851


                                                                                                215.29
       Earnings per share (RMB)                         0.102                 0.102             137.21
       Return on net assets                             4.533%                4.533%            112.02
       Return on net assets based on
       net profit excluding
       non-recurring items                              4.877%                4.877%            125.58

                                                                                                 Amount
       Non-recurring items                                                                      RMB'000
       Non-operating income                                                                      3,551
       Non-operating expenses                                                                 (69,256)
       Tax adjustments for the above items                                                       9,856
       Total                                                                                  (55,849)

2.2.2    Income Statements

For the three months ended 31 March 2004

                                                For the three months ended     For the three months
                                                       31 March 2004           ended 31 March 2003

                                                                        The                        The
                                                   The  Group       Company   The  Group       Company
                                                      RMB'000       RMB'000      RMB'000       RMB'000
                                                  (Unaudited)   (Unaudited)  (Unaudited)   (Unaudited)
       Income from principal operations             8,370,356     7,620,877    6,866,529     6,545,632
       Less:  Cost of sales                         6,776,008     6,197,444    5,851,171     5,640,848
                Business taxes and surcharges         162,019       160,338      123,569       116,697
       Profit from principal operations             1,432,329     1,263,095      891,789       788,087
       Add:  Profit from other operations              18,407         7,608       22,461        17,750
       Less:  Selling expenses                        119,014        94,992      129,517        87,826
                Administrative expenses               287,820       238,222      296,018       258,856
                Financial expenses                     91,919        75,912      109,482       102,554
       Income from operations                         951,983       861,577      379,233       356,601
       Add:  Investment income                          4,589        60,203        2,101        12,364
                Non-operating income                    3,551           199        5,508           533
       Less:  Non-operating expenses                   69,256        67,048        9,562         9,154
       Total profit                                   890,867       854,931      377,280       360,344
       Less:  Income Tax                              133,962       118,571       60,822        51,867
                Minority interests                     20,545             -        7,981             -
       Net profit                                     736,360       736,360      308,477       308,477
       Add:   Undistributed profits at the
                 beginning of the period            2,048,896     2,048,896      940,452       940,452

       Distributable profits                        2,785,256     2,785,256    1,248,929     1,248,929

2.3      Number of shareholders at end of the reporting period

      As at 31 March 2004, the Company had a total of 143,762 shareholders, including 1,920 H-share holders and 141,842 A-share holders.

3        MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Overview and brief analysis of the Group's operating activities during the reporting period

      The Group's income from principal operations for the first quarter of 2004 amounted to RMB8,370 million, an increase of 21.90% as compared to the corresponding period of the previous year. Sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB1,174 million, RMB2,672 million, RMB1,096 million and RMB2,945 million, respectively. The Group's net profit for the period amounted to RMB736 million, a 138.71% increase as compared to the corresponding period of the previous year.

      During the first quarter of 2004, the Group processed a total of 2,319,200 tons of crude oil (including 194,100 tons of subcontracted crude oil), an increase of 11.39% as compared to the corresponding period of the previous year. Production volume of each major product has increased by over 20% as compared to the corresponding period of the previous year. International crude oil prices continued to fluctuate at a high level due to instability in the Middle East and depreciation of the US dolloar. As such, the Group's cost of crude oil processing remained high which has also raised the price levels of the Group's major products. During the first quarter of 2004, the Group's unit cost for crude oil processed amounted to RMB2,042 per ton, an increase of 6.30% as compared to the corresponding period of the previous year. Weighted average selling prices of the Group's synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 15.18%, 15.01%, 3.05% and 7.75%, respectively.

3.1.1 Principal operations and products accounting for 10% or more of income from principal operations or gross profit from principal operations


                                                                                             Unaudited

                                                        Income from
                                                          principal
                                                         operations     Cost of sales      Gross profit
       Segment                                              RMB'000          RMB'000        margin (%)
       Synthetic fibres                                   1,173,993        1,047,947             10.74
       Resins and plastics                                2,671,939        2,108,645             21.08
       Intermediate petrochemicals                        1,096,194          773,759             29.41
       Petroleum products                                 2,945,449        2,442,379             17.08
       Others                                               482,781          403,278             16.47
       Including: connected transactions                  3,146,707        2,574,541             18.18

3.1.2 Profit structure during the reporting period (reasons for significant proportion changes in profit from principal operations, profit from other operations, expenses for the period, investment income and net non-operating expenses over total profit as compared to the previous reporting period)

                                                                                            Unaudited
                                             For the three                                   Increase/
                                            months ended 31        For the year ended 31    (decrease)
                                              March 2004               December 2003               (%)
                                                          % over                    % over
                                               Amount      total         Amount     total
       Item                                   RMB'000     profit        RMB'000     profit
       Profit from principal
       operations                           1,432,329     160.78      3,700,486     234.71     (73.93)
       Profit from other operations            18,407       2.07         82,795       5.25      (3.18)
       Expenses for the period              (498,753)    (55.99)    (2,040,644)   (129.43)       73.44
       Investment income                        4,589       0.52         17,573       1.11      (0.59)
       Non-operating
       expenses, net                         (65,705)     (7.38)      (183,608)    (11.65)        4.27
       Total profit                           890,867     100.00      1,576,602     100.00

3.2 Profit warning with reasons on a possible reversal to losses of the accumulated net profit from the beginning of the year to the end of the next period, or on a substantial change as compared to the corresponding period of the previous year.

      In view of the present business development situation of the Group, it is expected that the operating results of the first half of 2004 will improve substantially as compared to the corresponding period of the previous year.

      Appendix: Balance Sheets, Income Statements, Cash Flow Statement

Balance Sheets
As at 31 March 2004
(Prepared in accordance with PRC Accounting Rules and Regulations)

                                                          The Group                 The Company
                                                                          31                        31
                                                                    December                  December
                                                  31 March 2004         2003 31 March 2004        2003
                                                        RMB'000      RMB'000       RMB'000     RMB'000
                                                    (Unaudited)    (Audited)   (Unaudited)   (Audited)
Assets
Current assets
   Cash at bank and in hand                           2,406,045    2,006,236     1,857,850   1,435,735
   Bills receivable                                   2,011,013    1,333,093     1,870,229   1,203,651
   Trade debtors                                        806,630      597,508       510,983     482,277
   Other debtors                                        422,062      401,478       341,298     309,693
   Advance payments                                     128,008      179,464       171,924     142,111
   Inventories                                        3,784,824    3,475,872     3,297,597   2,990,532
Total current assets                                  9,558,582    7,993,651     8,049,881   6,563,999


                                                          The Group                 The Company
                                                                          31                        31
                                                                    December                  December
                                                  31 March 2004         2003 31 March 2004        2003
                                                        RMB'000      RMB'000       RMB'000     RMB'000
                                                    (Unaudited)    (Audited)   (Unaudited)   (Audited)
Long-term investments
   Long-term equity investments                       2,272,447    2,090,578     3,610,286   3,379,501

Fixed assets
   Fixed assets at cost                              31,786,995   31,740,428    27,965,100  27,906,284
   Less: Accumulated depreciation                    15,087,773   14,683,112    13,460,090  13,083,483
                                                     16,699,222   17,057,316    14,505,010  14,822,801
   Less: Provision for impairment
         loss on fixed assets                            24,600       24,600        24,600      24,600
Fixed assets net book value                          16,674,622   17,032,716    14,480,410  14,798,201
Construction materials                                   30,088       28,387        29,511      27,810
Construction in progress                                522,269      374,780       483,571     351,480
Total fixed assets                                   17,226,979   17,435,883    14,993,492  15,177,491

Intangible assets                                        32,500       35,863        32,500      35,863

Deferred tax assets                                      24,853       24,853        24,853      24,853

Total assets                                         29,115,361   27,580,828    26,711,012  25,181,707


                                                          The Group                 The Company
                                                                          31                        31
                                                                    December                  December
                                                  31 March 2004         2003 31 March 2004        2003
                                                        RMB'000      RMB'000       RMB'000     RMB'000
                                                    (Unaudited)    (Audited)   (Unaudited)   (Audited)
Liabilities and shareholders' equity
Current liabilities
   Short-term loans                                   4,984,874    4,575,588     4,058,626   3,694,990
   Bills payable                                        227,639      265,693       194,379     190,737
   Trade creditors                                    1,772,282    1,355,833     1,469,890   1,041,587
   Receipts in advance                                  329,984      362,840       246,419     310,961
   Wages payable                                         52,291       51,032        43,391      43,391
   Staff welfare payable                                 69,434       68,335        34,137      30,684
   Taxes payable                                        152,859      278,332       142,730     265,227
   Other creditors                                        3,361        9,408         3,065       6,814
   Other payables                                       584,255      491,945       494,216     379,518
   Accrued expenses                                      24,836       21,508        16,698      13,019
   Current portion of long-term loans                 1,736,612      999,141     1,522,283     755,815
Total current liabilities                             9,938,427    8,479,655     8,225,834   6,732,743

Long-term liabilities
   Long-term loans                                    2,530,878    3,206,848     2,241,802   2,941,948
   Other long-term liabilities                           43,189       46,069             -           -
Total long-term liabilities                           2,574,067    3,252,917     2,241,802   2,941,948

Total liabilities                                    12,512,494   11,732,572    10,467,636   9,674,691


                                                          The Group                 The Company
                                                                          31                        31
                                                                    December                  December
                                                  31 March 2004         2003 31 March 2004        2003
                                                        RMB'000      RMB'000       RMB'000     RMB'000
                                                    (Unaudited)    (Audited)   (Unaudited)   (Audited)

Minority interests                                      359,491      341,240             -           -

Shareholders' equity
   Share capital                                      7,200,000    7,200,000     7,200,000   7,200,000
   Capital reserves                                   2,856,278    2,856,278     2,856,278   2,856,278
   Surplus reserves                                   3,401,842    3,401,842     3,401,842   3,401,842
   Of which: Statutory public welfare fund              978,575      978,575       978,575     978,575
   Undistributed  profits (including  dividend in
   respect  of 2003  declared  after the  balance
   sheet date of RMB576,000,000)                      2,785,256    2,048,896     2,785,256   2,048,896
Total shareholders' equity                           16,243,376   15,507,016    16,243,376  15,507,016

Total liabilities and shareholders' equity           29,115,361   27,580,828    26,711,012  25,181,707

Consolidated Income Statements (Unaudited)
For the three months ended 31 March 2004
(Prepared in accordance with PRC Accounting Rules and Regulations)

                                                           The Group                The Company
                                                                     For the                   For the
                                                         For the       three       For the       three
                                                    three months      months  three months      months
                                                       ended  31   ended  31     ended  31   ended  31
                                                           March       March         March       March
                                                            2004        2003          2004        2003
                                                         RMB'000     RMB'000       RMB'000     RMB'000
                                                     (Unaudited) (Unaudited)   (Unaudited) (Unaudited)

Income from principal operations                       8,370,356   6,866,529     7,620,877   6,545,632
Less: Cost of sales                                    6,776,008   5,851,171     6,197,444   5,640,848
       Business taxes and surcharges                     162,019     123,569       160,338     116,697
Profit from principal operations                       1,432,329     891,789     1,263,095     788,087
Add: Profit from other operations                         18,407      22,461         7,608      17,750
Less: Selling expenses                                   119,014     129,517        94,992      87,826
       Administrative expenses                           287,820     296,018       238,222     258,856
       Financial expenses                                 91,919     109,482        75,912     102,554
Profit from operations                                   951,983     379,233       861,577     356,601
Add: Investment income                                     4,589       2,101        60,203      12,364
       Non-operating income                                3,551       5,508           199         533
       Less: Non-operating expenses                       69,256       9,562        67,048       9,154
Total profit                                             890,867     377,280       854,931     360,344
Less: Income tax                                         133,962      60,822       118,571      51,867
       Minority interests                                 20,545       7,981             -           -
Net profit                                               736,360     308,477       736,360     308,477
Add:  Undistributed  profits at the  beginning  of
       the period                                      2,048,896     940,452     2,048,896     940,452
Distributable profits                                  2,785,256   1,248,929     2,785,256   1,248,929

Cash Flow Statement
For the three months ended 31 March 2004
(Prepared in accordance with PRC Accounting Rules and Regulations)


                                                                             The Group     The Company
                                                                        For the  three  For the  three
                                                                          months ended    months ended
                                                                              31 March        31 March
                                                                                  2004            2004
                                                                Note           RMB'000         RMB'000
                                                                           (Unaudited)     (Unaudited)

Cash flows from operating activities:
   Cash received from sale of goods and rendering of services                9,374,458       8,343,245
   Other cash received relating to operating activities                            671             199
Sub-total of cash inflows                                                    9,375,129       8,343,444

   Cash paid for goods and services                                        (8,150,655)     (7,262,713)
   Cash paid to and on behalf of employees                                   (357,877)       (230,623)
   Income tax paid                                                           (159,233)       (157,279)
   Taxes paid other than income tax                                          (229,254)       (204,012)
   Other cash paid relating to operating activities                           (17,259)        (15,394)
Sub-total of cash outflows                                                 (8,914,278)     (7,870,021)
Net cash flows from operating activities                        (a)            460,851         473,423

Cash flows from investing activities:
   Maturity of time deposits with financial institutions                       165,885          37,485
   Cash received from investment income                                         18,240          12,312
   Net cash received from disposal of fixed assets                               5,533           3,896
   Other cash received relating to investing activities                          8,823           6,472
Sub-total of cash inflows                                                      198,481          60,165

   Cash paid for acquisition of fixed assets                                 (274,221)       (244,348)
   Cash paid for purchase of investments                                     (195,520)       (182,894)
   Increase in time deposits with financial institutions                     (113,932)        (38,532)
Sub-total of cash outflows                                                   (583,673)       (465,774)

Net cash flows from investing activities                                     (385,192)       (405,609)
Cash flows from financing activities:
   Proceeds from borrowings                                                  1,997,274       1,777,233
Sub-total of cash inflows                                                    1,997,274       1,777,233

   Repayment of borrowings                                                 (1,526,779)     (1,347,567)
   Cash paid for dividends, profit distribution and interest                  (94,145)        (76,165)


                                                                             The Group     The Company
                                                                        For the  three  For the  three
                                                                          months ended    months ended
                                                                              31 March        31 March
                                                                                  2004            2004
                                                                Note           RMB'000         RMB'000
                                                                           (Unaudited)     (Unaudited)
Sub-total of cash outflows                                                 (1,620,924)     (1,423,732)

Net cash flows from financing activities                                       376,350         353,501

Effects of foreign exchange rate changes                                         (247)           (247)

Net increase in cash and cash equivalents                       (b)            451,762         421,068

Notes to Cash Flow Statement

(a) Reconciliation of net profit to cash flows from operating activities

                                                                        The Group          The Company
                                                                          For the              For the
                                                               three months ended   three months ended
                                                                         31 March             31 March
                                                                             2004                 2004
                                                                          RMB'000              RMB'000
                                                                      (Unaudited)          (Unaudited)

       Net profit                                                         736,360              736,360
       Depreciation of fixed assets                                       457,908              405,877
       Amortisation of intangible assets                                    3,363                3,363
       Loss on disposal of fixed assets                                    14,774               13,664
       Financial expenses                                                  88,603               73,363
       Investment income                                                  (4,589)             (60,203)
       Increase in inventories                                          (310,653)            (308,766)
       Increase in operating receivables                                (856,170)            (808,662)
       Increase in operating payables                                     310,710              418,427
       Minority interests                                                  20,545                    -
       Net cash flows from operating activities                           460,851              473,423

(b) Net increase in cash and cash equivalents

                                                                          The Group        The Company
                                                                            For the            For the
                                                                       three months       three months
                                                                              ended              ended
                                                                           31 March           31 March
                                                                               2004               2004
                                                                            RMB'000            RMB'000
                                                                        (Unaudited)        (Unaudited)
       Cash and cash equivalents at the end of the period                 2,292,113          1,819,318
       Less:  Cash and cash  equivalents at the beginning of the
              period                                                      1,840,351          1,398,250
       Net increase in cash and cash equivalents                            451,762            421,068

The Board of Directors of the Company comprises:


Executive Directors:                          Lu Yiping, Xu Kaicheng, Rong Guangdao, Feng Jianping,
                                              Jiang Baoxing and Li Weichang
Non-executive Directors:                      Liu Wenlong and Zhang Baojian
Independent Non-executive Directors:          Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan
---------------------------------------------------------------------------------------------------------
                                                 Sinopec Shanghai Petrochemical Company Limited
---------------------------------------------------------------------------------------------------------
                                                                   Lu Yiping
---------------------------------------------------------------------------------------------------------
                                                                    Chairman
---------------------------------------------------------------------------------------------------------

Shanghai, 27 April 2004

                                 [COMPANY LOGO]
                 Sinopec Shanghai Petrochemical Company Limited

                            [COMPANY NAME IN CHINESE]
 (A joint stock limited company incorporated in the People's Republic of China)

                                (Stock Code: 338)

                       Resolutions of the Eleventh Meeting
                 of the Fourth Session of the Board of Directors

The Company and all members of the board of directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

The eleventh meeting of the fourth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") was convened on 27 April 2004 by means of correspondence. The convening of the meeting complied with the PRC Company Law and the Articles of Association of the Company. The meeting was chaired by the Chairman, Mr. Lu Yiping. The meeting considered and approved the following resolutions:

(1) The 2004 first quarterly report was approved. The Company Secretary was authorized to submit the quarterly report to The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange in accordance with the listing rules. The first quarterly report was approved to be disclosed after 4:00 p.m. on 27 April 2004 and the results announcement will be published in designated newspapers in Hong Kong and Shanghai on 28 April 2004;

(2) In view of the job change of Mr Feng Jianping, Vice President, consent is given for the resignation of Mr Feng Jianping from the office of Vice President of the Company with immediate effect.

The Board of Directors of the Company comprises:

---------------------------------------------------------------------------------------------------------
Executive Directors:                  Lu Yiping,  Xu  Kaicheng,  Rong  Guangdao,  Feng  Jianping,  Jiang
                                      Baoxing and Li Weichang
---------------------------------------------------------------------------------------------------------
Non-executive Directors:              Liu Wenlong and Zhang BaojianIndependent
---------------------------------------------------------------------------------------------------------
Independent Non-executive Directors:  Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan
---------------------------------------------------------------------------------------------------------
                                      Sinopec Shanghai Petrochemical Company Limited

Shanghai, 27 April 2004